UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Equinox Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

895 Broadway
Address of Principal Executive Office (Street and Number)

New York, New York 10003
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As previously reported, the Company restated its annual financial statements for the years ended December 31, 2002 and 2003 and its quarterly financial statements for 2003 and the first three quarters of 2004.  The time, effort and expense involved in determining the related adjustments to the Company’s historical financial statements and to allow sufficient time for the Company to reflect these restatements and the related disclosure in its consolidated financial statements, management’s discussion and analysis and other items to be included in its quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2005, and to provide for the necessary review of this information has resulted in a delay in filing its quarterly reports on Form 10-Q, including the report for the quarter ended September 30, 2005.  For a discussion of the restatements, please refer to the Company’s press release issued April 28, 2005 announcing financial results for the year ended December 31, 2004 as well as Note 2 to the Company’s financial statements included in its Form 10-K for the year ended December 31, 2004, filed on August 15, 2005.

In addition, during the fourth quarter of 2005, the Company experienced unanticipated personnel turnover in its accounting staff responsible for external reporting functions.  The Company engaged outside consultants with considerable experience in accounting and SEC reporting at the end of October 2005 to assist in the preparation and filing of required SEC filings.  The restructuring and training of the Company’s internal accounting staff has also contributed to the delay in reporting.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Segall, Larry	(212)	677-0180
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	March 31, 2005 Quarterly Report on Form 10-Q, June 30, 2005 Quarterly Report on Form 10-Q

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Equinox Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2005	By	/s/ LARRY SEGALL
Larry Segall
Chief Financial Officer
(Principal financial accounting officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).